Mail Stop 3561

October 26, 2006

By Certified U.S. Mail

Mr. Hugo M. Cancio
President and Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, FL 33018

> **Re:** **Fuego Entertainment, Inc.**
> **Form 10-KSB for Fiscal Year Ended May 31, 2006**
> **Filed September 18, 2006**
> **File No. 0-52054**
> **Form 8-K Dated August 24, 2006**
> **Filed August 25, 2006**
> **File No. 0-52054**
> **Form 8-K Dated August 29, 2006**
> **Filed September 5, 2006**
> **File No. 0-52054**

Dear Mr. Cancio:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended May 31, 2006

Item 5. Market for Common Equity and Related Stockholder Matters

1.   Please advise or include the high and low bid information for common shares for each fiscal quarter in the last two fiscal years in future filings, as applicable. See Item 201(a) of Regulation S-B.

Item 6. Management's Discussion and Analysis or Plan of Operation

Plan of Operation

2.   We refer you to the second paragraph. Please tell us the amount of costs attributable to hotel accommodations and crew meals related to the four filming projects and your basis for capitalizing. Production costs should not include administrative and general expenses. See paragraph 30 of SOP 00-2.

3.   We refer you to the fifth paragraph. In future interim and annual filings please disclose whether this is a binding or non-binding verbal agreement and, to the extent material, disclose the pertinent terms of the agreement. For example, you disclose the agreement requires Fuego to pay a royalty of 25%. Please describe the underlying factor(s) applied to this ratio, the party receiving payment and other relevant payment terms. Also, please tell us and disclose whether you have since entered into a formal written agreement to license the musical library catalog of Ciocan Entertainment. Please show us what your revised disclosure will look like. Please also reflect these changes in footnote 10, as applicable.

4.   We refer you to the sixth paragraph. Please disclose whether Fuego is a party to, or a beneficiary of, the royalty agreement that involves the film Zafiros Locura Azul. If so, please disclose the pertinent terms of the agreement or disclose that Fuego Entertainment, Inc. is not a party to the agreement. Please reflect these changes in footnote 10, as applicable.

5.   We refer you to the seventh paragraph. We note you disclose the anticipated release for the film projects to be the summer of 2007. Your registration statement discloses the anticipated release date to be the summer of 2006. We refer you to Form SB-2. Please tell us the nature of the events that lead to the delay or extension of the release plans including a specific description of any post-production activities currently being performed and the estimated time of completion for each project. Also, please tell how management's exclusive

devotion in the near term to a project with a Puerto Rico television station will affect these film projects, if at all.

6.   Please tell us if the changes in release plans have lead you to assess the fair value of unamortized production costs. Substantial delays, changes in release plans and insufficient funding sources are all considered potential indicators of impairment. See paragraph 43 of SOP 00-2. Specifically tell us how you estimated the fair values of each film project and the comparison of the estimated fair values to each unamortized film project. Please include your basis for estimating fair values including a discussion of any assumptions made by management. See paragraphs 45 through 47 of SOP 00-2.

Results of Operations for Fiscal Year Ended May 31, 2005

Revenues

7.   We note there is no discussion of your current revenue generating activities. Please disclose the nature of your revenue generating activities for each of the periods presented. Include key factors such as the number of projects per period, if they are completed or continue into future periods, causes for material changes in revenue and other relevant provisions.

Cost of Filming Revenues

8.   Please disclose the amount of employee compensation expense directly related to filming projects for each year presented and your basis for excluding these costs from the cost of filming.

Operating Expenses

9.   To the extent that your entrance into the television industry in Puerto Rico is material to your business, please include an expanded discussion of your activities and investments as of year-end. We note you disclose the television station was incorporated in March 2006 and that Fuego invested "substantial funds." Please discuss the nature and extent of Fuego's direct involvement and the expected impact it will have on liquidity and resources.

Item 8A. Controls and Procedures

10.   We note your certifying officers conclude on the adequacy of your disclosure controls and procedures within 90 days of the filing date of this report. Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions

regarding the effectiveness as of the end of the period covered by the report. Please revise accordingly.

11.   Please confirm for us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In your revised disclosure and future filings, please include the complete definition of disclosure controls and procedures with respect to management's conclusions that disclosure controls and procedures are effective. See Exchange Act Rule 13a-15(e).

12.   We note your statement that your Principal Executive Officer concluded that the company's disclosure controls and procedures are effective however there were a number of areas for improvement noted by your auditors. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Principal Executive Officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the areas needing improvement, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure which appears to state that your disclosure controls and procedures are effective except to the extent of the areas needing improvement.

13.   Please disclose the nature of the areas needing improvement and clearly indicate whether the identified matters were material weaknesses. If the areas needing improvement were material weaknesses, disclose when the material weakness was identified by your auditor and when the material weakness first began. Also expand your disclosure to describe the specific steps that the company is taking to remediate the material weaknesses.

14.   We note that you state there were no significant changes in your internal control over financial reporting. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Please revise to disclose if there are any changes in your internal control over financial reporting identified in connection with your

evaluation that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B.

Part II

Item 10. Executive Compensation

15.	Please advise or revise your table to include the salary of your chief executive officer for the last three years. See Item 402(b)(1) of Regulation S-B. We note MD&A discloses the officer's compensation expense is included in SG&A and footnote 11 further discloses CEO cash and non-cash compensation. Please also confirm that the disclosed $36,000 in management expense is also CEO compensation since you disclose there are no other employees. To the extent necessary, please include a clear, concise footnote below this table to clarify compensation benefits earned by or paid to the officer.

Item 14. Principal Accountant Fees and Services

16.	You are required to disclose the aggregate audit fees billed rather than net of expenses. You are also required to disclose fees under one of the four required categories for each of the last two fiscal years. Please advise or revise as applicable. See Item 14 of the General Instructions to Form 10-KSB.

Financial Statements

Balance Sheets

17.	Please confirm that the 34,959,562 common shares labeled outstanding are equal to the total common shares issued as of the same balance sheet date. Please revise the disclosure to include shares issued and outstanding.

Statements of Cash Flows

18.	Please tell us your basis in U.S. GAAP for classifying production costs as an investing cash outflow. Production costs are generally required to be classified as an operating activity. See paragraph 55 of SOP 00-2.

Notes to Financial Statements

6. Related Party Transactions

19.   Please tell us if Hugo Cancio advanced the $79,745 or if this is in addition to
$39,474 of funds advanced by Fuego Entertainment, Inc. Clearly indicate how
much Fuego Entertainment, Inc. has invested and/or advanced for the television
station. Please tell us the recipient of these amounts, how you are accounting for
the disclosed amounts and what is meant by the disclosure "future potential
interest" in a Puerto Rico television station. Please tell us if you have an
investment in, an equity interest, controlling interest or you are the primary
beneficiary in a variable interest entity and how you are accounting for the
interest in the Puerto Rico television station.

20.   Please advise us of the relevance to the company of the President's personal
contributions to the television station. In this regard, please revise to provide an
audited contribution amount or advise us of the literature you are relying upon to
include unaudited information.

21.   Please tell us why the payable to an accounting firm is characterized as a related
party balance. Please tell us the name of the firm and confirm with us that the
provision of services by this accounting firm and any covered person in the firm
does not create a mutual or conflicting interest with your independent registered
public accountant. See Rule 2-01(b) of Regulation S-X.

Exhibits 31.1 and 32.1

22.   Please revise the wording in each certification. The certification should be in the
exact format provided by Item 601(b)(31) of Regulation S-B.

Form 8-K Dated August 24, 2006 and Filed on August 25, 2006

23.   Please revise your Form 8-K to disclose a description of the television station
assets acquired, the identity of the person(s) from whom the assets were acquired
and the nature of any material relationships in the transaction, if any. See 2.01 of
the Official Text to Form 8-K. Please also tell us if you intend to file the
acquired's financial statements and pro-forma financial information by
amendment within 71 calendar days after this Form 8-K was filed or why you are
not required to file these financial statements. See Items 310(c) and (d) of
Regulation S-B.

Form 8-K Dated August 29, 2006 and Filed on September 5, 2006

24.   The letter from director Victor Rodriguez seems to indicate there may have been a disagreement with the former director. We refer you to exhibit 5.1. You are required to include a description of the circumstances representing the disagreement that caused the resignation of Mr. Rodriguez. See 5.02(a)(1)(iii) of the Official Text to Form 8-K. In your response please provide an explanation of the circumstances surrounding the resignation of Mr. Rodriguez.

Form 8-K Dated September 27, 2006 and Filed on September 28, 2006

25.   Please file the lease management agreements and purchase options for Fuego TV and LPTV station KVPX-LP. See Instruction One to Item 1.01 of Form 8-K.

As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna DiSilvio at (202) 551-3202, or me at (202) 551-3841, if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief